Exhibit 5.1

October 15, 2021

First Internet Bancorp
11201 USA Parkway
Fishers, Indiana 46037

Ladies and Gentlemen:

We have acted as counsel to First Internet Bancorp, an Indiana corporation (the “Company”), in connection with the preparation and filing with the U.S. Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offering by the Company of up to $60,000,000 principal amount of the Company’s 3.75% Fixed-to-Floating Rate Subordinated Notes due 2031 (the “New Notes”), in exchange for a like principal amount of the Company’s outstanding unregistered 3.75% Fixed-to-Floating Rate Subordinated Notes due 2031 (the “Old Notes”). The New Notes will be issued pursuant to a Subordinated Indenture, dated as of September 30, 2016, as amended and supplemented by that certain Fourth Supplemental Indenture, dated as of August 16, 2021 (collectively, the “Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”).

This opinion letter is being delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K.

We have examined or are otherwise familiar with the Articles of Incorporation and the Amended and Restated Bylaws of the Company, and the corporate actions taken in connection with the Indenture and the issuance of the New Notes. We have also examined (i) the Registration Statement, together with the exhibits thereto and the documents incorporated by reference therein; (ii) the Indenture; (iii) executed copies of the notes evidencing the Old Notes; (iv) executed copies of the global notes evidencing the New Notes, and (v) such other instruments, documents, certificates and records that we have deemed relevant and necessary for the basis of our opinions hereinafter expressed ((i) through (v) are, collectively, the “Offering Documents”).

On the basis of and subject to the foregoing, we are of the opinion that the New Notes, upon issuance and delivery in exchange of the Old Notes in accordance with the terms of the Indenture and upon having been duly authenticated by the Trustee, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the effect of (a) bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance, receivership or other laws affecting creditors’ rights generally from time to time in effect, (b) general equity principles including, without limitation, concepts of materiality, reasonableness, good faith, fair dealing and the possible unavailability of specific performance, injunctive relief or other equitable remedies (regardless of whether enforceability is considered in a proceeding in equity or at law), (c) limitations by any governmental authority that limit, delay or prohibit the making of payments outside of the United States, and (d) generally applicable laws that (i) provide for the enforcement of oral waivers or modifications where a material change of position in reliance thereon has occurred or provide that a course of performance may operate as a waiver; (ii) limit the availability of a remedy under certain circumstances where another remedy has been elected; (iii) limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct or unlawful conduct; (iv) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange; (v) govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys’ fees and other costs; (vi) may permit a party who has materially failed to render or offer performance required by a contract to cure that failure unless either permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance or it is important under the circumstances to the aggrieved party that performance occur by the date stated in the contract; (vii) may limit the enforceability of provisions for the payment of premiums upon mandatory prepayment to the extent any such payment constitutes, or is deemed to constitute, a penalty or forfeiture; (viii) may require mitigation of damages; and (ix) provide a time limitation after which a remedy may not be enforced (i.e., statutes of limitation). As contemplated by the foregoing qualifications, in rendering the foregoing opinion, we are expressing no opinion as to federal or state laws relating to fraudulent transfers.

We have relied as to certain relevant facts upon certificates of, and/or information provided by, officers and employees of the Company as to the accuracy of such factual matters without independent verification thereof or other investigation. We have also relied, without investigation, upon the following assumptions: (i) natural persons acting on behalf of the Company have sufficient legal capacity to enter into and perform, on behalf of the Company, the transaction in question; (ii) each party to agreements or instruments relevant hereto other than the Company has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreements or instruments enforceable against it; (iii) each party to agreements or instruments relevant hereto other than the Company has complied with all legal requirements pertaining to its status as such status relates to its rights to enforce such agreements or instruments against the Company; (iv) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine; (v) there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence; (vi) all statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law of the opining jurisdictions, are publicly available to lawyers practicing in Indiana; (vii) the conduct of the parties to or having rights under any instrument or agreement relevant hereto has complied with any requirement of good faith, fair dealing and conscionability; (viii) all relevant statutes, rules, regulations or agency actions are constitutional and valid unless a reported decision in the opining jurisdictions has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity; and (ix) there are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of dealing among the parties that would, in either case, define, supplement or qualify the agreements or instruments relevant hereto.

We express no opinion concerning any law other than the laws of the State of New York and we express no opinion as to the effect of any other laws.

This opinion is rendered as of the date first written above and is expressly limited to the matters set forth above and to facts and laws existing on the date hereof, and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company or the Offering Documents.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to being named in the Registration Statement under the caption “Legal Matters” with respect to the matters stated therein without implying or admitting that we are “experts” within the meaning of the Securities Act, or other rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this exhibit.

Very truly yours,

FAEGRE DRINKER BIDDLE & REATH LLP

By:	/s/ Joshua L. Colburn
Joshua L. Colburn, Partner